Exhibit 99.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-126715, 333-141397, 333-171206, 333-192821, 333-200953, 333-215273, 333-222813, and 333-228137) of Royal Dutch Shell plc of our reports dated March 10, 2021, with respect to the Royal Dutch Shell Dividend Access Trust Financial Statements and the effectiveness of internal control over financial reporting of the Royal Dutch Shell Dividend Access Trust, included in the Form 20-F for the year ended December 31, 2020.

/s/ Ernst & Young LLP

Ernst & Young LLP
London, United Kingdom
March 11, 2021

ADDITIONAL INFORMATION SHELL FORM 20-F 2020	1